AB
4/13

SEC
Mail Processing
Section
APR 08 2009
Washington, DC
105



UNITI   09040833
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 36738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-08___ AND ENDING ___12-31-08___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belmont Asset Management

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 Turtle Creek Blvd
(No. and Street)

Dallas   Texas   75219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Boswell   214-559-9740
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cantrell & Associates
(Name – if individual, state last, first, middle name)

12160 Abrams Road, Suite 509   Dallas, TX   75243
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ K Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Mike Boswell _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Belmont Asset Management, Inc. _____ , as
of _____ December 31 _____, 20 08 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                          Signature

JANE E. HENDERSON
Notary Public,
State of Texas
Comm. Exp. 10-31-12

Executive Vice President, Assistant Secretary
_____
                         Title

_____
          Notary Public

This report ** contains (check all applicable boxes):
[XX](a) Facing Page.
[XX](b) Statement of Financial Condition.
[XX](c) Statement of Income (Loss).
[XX](d) Statement of Changes in Financial Condition.
[XX](e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[XX](g) Computation of Net Capital.
[XX](h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[XX](i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
[XX](l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[XX](n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cantrell & Associates

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
12160 ABRAMS ROAD, SUITE 509, LB-30
DALLAS, TEXAS 75243-4523

(972) 690-4233
FAX (972) 690-1299

MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS TEXAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Belmont Asset Management, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financials statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.





The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



SEC
Mail Processing
Section

APR 08 2009

Washington, DC
105

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cantrell & Associates

Dallas, Texas
February 27, 2009



Texas State Board of Public Accountancy

William Treacy, Executive Director

Firms

Select an office to view more detailed information. Note the date of expiration of each firm's license.

Name	License ID	Date Registered	License Expiration Date	License Status	City/ST
CANTRELL & ASSOCIATES, P.C.	C02786	03/27/1991	11/30/2009	Issued	DALLAS, TX

Records: 1 thru 1 of 1

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